UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 13, 2020

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Second-Quarter 2020 Results,” dated August 13, 2020.

Exhibit

1.	Press Release dated August 13, 2020

Textainer Group Holdings Limited

Reports Second-Quarter 2020 Results

HAMILTON, Bermuda – (PRNewswire) – August 13, 2020 –Textainer Group Holdings Limited (NYSE: TGH; JSE: TXT) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, today reported financial results for the second-quarter ended June 30, 2020.

Key Financial Information (in thousands except for per share and TEU amounts) and Business Highlights:

	QTD
	Q2 2020	Q1 2020	Q2 2019
Lease rental income	$144,774	$145,478	$156,243
Gain on sale of owned fleet containers, net	$5,640	$5,794	$5,404
Income from operations	$49,265	$46,409	$45,918
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$15,989	$(4,379)	$314
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.30	$(0.08)	$0.01
Adjusted net income (1)	$14,794	$9,702	$9,006
Adjusted net income per diluted common share (1)	$0.28	$0.17	$0.16
Adjusted EBITDA (1) (4)	$109,977	$110,439	$114,745
Average fleet utilization (2)	95.4%	96.2%	97.9%
Total fleet size at end of period (TEU) (3)	3,458,080	3,450,680	3,601,681
Owned percentage of total fleet at end of period	86.1%	85.6%	80.9%

(1)	Refer to the “Use of Non-GAAP Financial Information” set forth below.

(2)

Utilization is computed by dividing total units on lease in CEUs (cost equivalent unit) by the total units in our fleet in CEUs, excluding CEUs that have been designated as held for sale units and manufactured for us but have not yet been delivered to a lessee. CEU is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20-foot dry container. These factors may differ slightly from CEU ratios used by others in the industry.

(3)

TEU refers to a twenty-foot equivalent unit, which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20-foot container, thus a 20-foot container is one TEU and a 40-foot container is two TEU.

(4)	Adjusted EBITDA for the first quarter 2020 has been restated to reflect an immaterial adjustment (see Reconciliation of Adjusted EBITDA).

•	Net income of $16.0 million for the second quarter or $0.30 per diluted common share;
•	Adjusted net income of $14.8 million for the second quarter, or $0.28 per diluted common share, as compared to $9.7 million, or $0.17 per diluted common share in the first quarter of 2020;
•	Adjusted EBITDA of $110.0 million for the second quarter, as compared to $110.4 million in the first quarter of 2020;
•	Utilization averaged 95.4% for the second quarter, as compared to 96.2% for the first quarter of 2020;
•	Container investments of approximately $190 million delivered through the first six months of the year; and
•	Repurchased 1,633,794 shares of common stock at an average price of $8.33 per share during the second quarter under the share repurchase program.

“We are pleased with our performance in the second quarter, which proved resilient in spite of the global economic downturn. For the quarter, we delivered stable lease rental income of $144.8 million and adjusted EBITDA of $110.0 million, while improving our adjusted net income to $14.8 million,” stated Olivier Ghesquiere, President and Chief Executive Officer of Textainer Group Holdings Limited.

Ghesquiere continued, “Though the second quarter saw a worsening in global trade, our container fleet of mostly long-term leases continued to perform strongly, with only a slight decrease in utilization. We were very pleased with the general improvement in our cash collections and have experienced no notable credit issues. The elevated credit risk of our customers, which had been a point of attention due to the COVID crisis, has mostly subsided, driven by their better than expected financial performance, access to government support, and a significant decrease in fuel cost.

“As we begin the third quarter, we have seen a significant uptake in demand for containers. This change in market dynamics is driven by the cyclical increase in trade over the summer season in North America and Europe and is compounded by the restocking of inventories following the easing of quarantine measures in most developed economies. COVID-related disruptions to supply-chains have also caused a dislocation of containers for shipping lines, which is currently favorable to container lessors. As we look ahead to our performance for the second half of the year, we are encouraged by this recent rebound in activity which should lead to an increase in our utilization rate and lease rental revenue. We also expect our customers to continue to improve their financial performance and strengthen their balance sheets driven by the increased trade activity and higher freight rates.

“The pandemic continues to create uncertainty and market challenges, but we remain cautiously optimistic with our outlook for the balance of the year. Textainer remains well-positioned to participate in the rebound in market activity with a strong balance sheet, healthy liquidity, an optimized capital structure, and demonstrated expense control and efficiency,” concluded Ghesquiere.

Second-Quarter Results

Lease rental income decreased $0.7 million from the first quarter of 2020, due primarily to a slight reduction in utilization.

Direct container expense increased $2.0 million from the first quarter of 2020, mostly due to the higher storage costs and handling expense resulting from slightly lower utilization.

Depreciation expense decreased $3.0 million from the first quarter of 2020, due primarily to improved mark to market value adjustments on certain containers held for sale.

Container lessee default recovery was $1.7 million in the second quarter of 2020, resulting from cash payments received in full on a settlement agreement with a small insolvent customer that had previously defaulted and was written-off in 2018.

Bad debt recovery was $0.3 million in the second quarter of 2020, resulting from a reduction in reserves due to improved collections, compared to an expense of $2.0 million in the first quarter of 2020.

Interest expense decreased $6.1 million compared to the first quarter of 2020. Realized loss on derivative instruments, net, increased $1.7 million compared to the first quarter of 2020. The combined expense reduction of $4.4 million was driven by a decrease in interest rates and a decrease in average outstanding debt.

Unrealized gain (loss) on derivative instruments, net, was a gain of $1.3 million for the quarter versus a loss of $14.9 million for the first quarter of 2020, resulting from an increase and a decrease, respectively, in the forward LIBOR curve at the end of the respective period ends, which increased the fair value of the current interest rate derivatives as of the end of the second quarter. Textainer uses interest rate derivatives to manage interest rate risk and intends to hold these derivatives until maturity. Changes in the fair value of derivatives result in non-cash adjustments to their carrying value that get recorded through net income for the portion of our derivatives not designated under hedge accounting at their inception.

Conference Call and Webcast

A conference call to discuss the financial results for the second quarter 2020 will be held at 5:00 pm Eastern Time on Thursday, August 13, 2020. The dial-in number for the conference call is 1-877-407-9039 (U.S. & Canada) and 1-201-689-8470 (International). The call and archived replay may also be accessed via webcast on Textainer’s Investor Relations website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with approximately 3.5 million TEU in our owned and managed fleet. We lease containers to approximately 250 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials. We also lease tank containers through our relationship with Trifleet Leasing and are a supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of approximately 140,000 containers per year for the last five years to more than 1,500 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 500 independent depots worldwide. Textainer has a primary listing on the New York Stock Exchange (NYSE: TGH) and a secondary listing on the Johannesburg Stock Exchange (JSE: TXT). Visit www.textainer.com for additional information about Textainer.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: Credit risk of our customers has mostly subsided and we expect them to continue to improve their financial performance and strengthen their balance sheets; The recent rebound in trade should lead to an increase in our utilization rate and lease rental revenue; Textainer is well positioned to navigate through the current crisis and participate in an eventual recovery; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2020.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Textainer Group Holdings Limited

Investor Relations

Phone: +1 (415) 658-8333

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Loss)

Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended June 30,				Six Months Ended June 30,
	2020		2019		2020		2019
Revenue:
Lease rental income - owned fleet		$128,648		$130,439		$258,720		$260,000
Lease rental income - managed fleet		16,126		25,804		31,532		52,357
Lease rental income		144,774		156,243		290,252		312,357

Management fees - non-leasing		544		1,940		2,028		4,241

Trading container sales proceeds		7,427		14,394		17,012		27,106
Cost of trading containers sold		(6,856)		(12,170)		(15,792)		(22,902)
Trading container margin		571		2,224		1,220		4,204

Gain on sale of owned fleet containers, net		5,640		5,404		11,434		12,171

Operating expenses:
Direct container expense - owned fleet (a)		15,248		10,681		28,512		22,261
Distribution expense to managed fleet container investors		14,692		23,737		28,855		48,217
Depreciation expense (b)		63,848		64,135		130,682		126,599
Amortization expense		557		493		1,121		1,095
General and administrative expense		9,866		9,444		20,004		19,274
Bad debt (recovery) expense, net		(276)		3,689		1,769		3,848
Container lessee default (recovery) expense, net (a) (b)		(1,671)		8,555		(1,683)		7,902
Gain on insurance recovery and legal settlement		—		(841)		—		(841)
Total operating expenses		102,264		119,893		209,260		228,355
Income from operations		49,265		45,918		95,674		104,618
Other (expense) income:
Interest expense		(30,022)		(38,213)		(66,134)		(75,729)
Write-off of unamortized deferred debt issuance costs		—		—		(122)		—
Interest income		56		729		456		1,367
Realized (loss) gain on derivative instruments, net		(3,267)		1,095		(4,793)		2,539
Unrealized gain (loss) on derivative instruments, net		1,342		(10,099)		(13,595)		(15,837)
Other, net		(3)		—		(56)		—
Net other expense		(31,894)		(46,488)		(84,244)		(87,660)
Income (loss) before income tax and noncontrolling interest		17,371		(570)		11,430		16,958
Income tax (expense) benefit		(1,074)		221		(241)		(152)
Net income (loss)		16,297		(349)		11,189		16,806
Less: Net (income) loss attributable to the noncontrolling interest	(308)		663		421		558
Net income attributable to Textainer Group Holdings Limited common shareholders	$15,989		$314		$11,610		$17,364
Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.30		$0.01		$0.21		$0.30
Diluted	$0.30		$0.01		$0.21		$0.30
Weighted average shares outstanding (in thousands):
Basic	53,715		57,500		55,084		57,488
Diluted	53,776		57,576		55,148		57,578
Other comprehensive income (loss), before tax:
Change in derivative instruments designated as cash flow hedges		(4,393)		—		(13,251)		—
Reclassification of realized loss on derivative instruments designated as cash flow hedges		590		—		528		—
Foreign currency translation adjustments		(39)		(40)		(102)		67
Comprehensive income (loss), before tax		12,455		(389)		(1,636)		16,873
Income tax benefit related to items of other comprehensive income (loss)		39		—		132		—
Comprehensive income (loss), after tax		12,494		(389)		(1,504)		16,873
Comprehensive (income) loss attributable to the noncontrolling interest		(308)		663		421		558
Comprehensive income (loss) attributable to Textainer Group Holdings Limited common shareholders		$12,186		$274		$(1,083)		$17,431

(a) Amounts for container write-off and recovery and container recovery costs from lessee default for the periods ended June 30, 2019 have been reclassified out of the previously reported line item “container impairment” and “direct container expense – owned fleet”, respectively, and included within “container lessee default recovery, net” to conform with the 2020 presentation.

(b) Amounts to write-down the carrying value of containers held for sale to their estimated fair value less costs to sell for the periods ended June 30, 2019 have been reclassified out of the previously reported line item “container impairment” and included within “depreciation expense” to conform with the 2020 presentation.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

June 30, 2020 and December 31, 2019

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2020	2019
Assets
Current assets:
Cash and cash equivalents	$189,848	$180,552
Accounts receivable, net of allowance for doubtful accounts of $7,009 and $6,299, respectively	106,761	109,384
Net investment in finance leases, net of allowance for credit losses of $199 and $0, respectively	38,112	40,940
Container leaseback financing receivable, net of allowance for credit losses of $117 and $0, respectively	21,412	20,547
Trading containers	9,140	11,330
Containers held for sale	50,422	41,884
Prepaid expenses and other current assets	12,068	14,816
Due from affiliates, net	2,270	1,880
Total current assets	430,033	421,333
Restricted cash	91,129	97,353
Containers, net of accumulated depreciation of $1,522,009 and $1,443,167, respectively	4,054,337	4,156,151
Net investment in finance leases, net of allowance for credit losses of $983 and $0, respectively	318,398	254,363
Container leaseback financing receivable, net of allowance for credit losses of $445 and $0, respectively	249,384	251,111
Fixed assets, net of accumulated depreciation of $12,490 and $12,266, respectively	943	1,128
Intangible assets, net of accumulated amortization of $46,480 and $45,359, respectively	4,170	5,291
Derivative instruments	-	135
Deferred taxes	1,383	1,388
Other assets	13,435	14,364
Total assets	$5,163,212	$5,202,617
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$25,466	$23,404
Container contracts payable	136,937	9,394
Other liabilities	2,325	2,636
Due to container investors, net	19,458	21,978
Debt, net of unamortized deferred financing costs of $6,186 and $8,120, respectively	241,519	242,433
Total current liabilities	425,705	299,845
Debt, net of unamortized deferred financing costs of $19,240 and $21,446, respectively	3,406,474	3,555,296
Derivative instruments	39,961	13,778
Income tax payable	9,976	9,909
Deferred taxes	7,683	7,789
Other liabilities	17,101	30,355
Total liabilities	3,906,900	3,916,972
Equity:
Textainer Group Holdings Limited shareholders' equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 58,389,184 shares issued and 53,299,310 shares outstanding at 2020; 58,326,555 shares issued and 56,817,918 shares outstanding at 2019	584	583
Treasury shares, at cost, 5,089,874 shares and 1,508,637 shares, respectively	(46,828)	(17,746)
Additional paid-in capital	412,739	410,595
Accumulated other comprehensive loss	(13,204)	(511)
Retained earnings	877,183	866,458
Total Textainer Group Holdings Limited shareholders’ equity	1,230,474	1,259,379
Noncontrolling interest	25,838	26,266
Total equity	1,256,312	1,285,645
Total liabilities and equity	$5,163,212	$5,202,617

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Six Months Ended June 30, 2020 and 2019

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2020	2019
Cash flows from operating activities:
Net income	$11,189	$16,806
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	130,682	126,599
Bad debt expense, net	1,769	3,848
Container (recovery) write-off from lessee default, net	(1,558)	7,730
Unrealized loss on derivative instruments, net	13,595	15,837
Amortization and write-off of unamortized deferred debt issuance costs and accretion of bond discounts	4,210	3,875
Amortization of intangible assets	1,121	1,095
Gain on sale of owned fleet containers, net	(11,434)	(12,171)
Gain on insurance recovery and legal settlement	—	(841)
Share-based compensation expense	2,145	2,115
Changes in operating assets and liabilities	36,501	47,130
Total adjustments	177,031	195,217
Net cash provided by operating activities	188,220	212,023
Cash flows from investing activities:
Purchase of containers and fixed assets	(52,660)	(335,067)
Payment on leaseback financing receivable	(9,919)	—
Receipt of principal payments on container leaseback financing receivable	10,310	—
Proceeds from sale of containers and fixed assets	62,920	70,591
Net cash provided by (used in) investing activities	10,651	(264,476)
Cash flows from financing activities:
Proceeds from debt	41,800	550,634
Principal payments on debt	(195,676)	(472,667)
Principal repayments on container leaseback financing liability, net	(12,682)	—
Purchase of treasury shares	(29,082)	—
Debt issuance costs	(57)	(3,854)
Dividends paid to noncontrolling interest	—	(2,744)
Issuance of common shares upon exercise of share options	—	93
Net cash (used in) provided by financing activities	(195,697)	71,462
Effect of exchange rate changes	(102)	67
Net increase in cash, cash equivalents and restricted cash	3,072	19,076
Cash, cash equivalents and restricted cash, beginning of the year	277,905	224,928
Cash, cash equivalents and restricted cash, end of the period	$280,977	$244,004

(a) Amounts to write-down the carrying value of containers held for sale to their estimated fair value less costs to sell for the period ended June 30, 2019 have been reclassified out of the previously reported line item “container impairment” and included within “depreciation expense” to conform with the 2020 presentation.

(b) Amounts for container write-off and recovery from lessee default for the period ended June 30, 2019 have been reclassified out of the previously reported line item “container impairment” and included within “container recovery from lessee default, net” to conform with the 2020 presentation.

Use of Non-GAAP Financial Information

To supplement Textainer’s condensed consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), the company uses non-GAAP measures of certain components of financial performance. These non-GAAP measures include adjusted net income, adjusted net income per diluted common share, adjusted EBITDA, headline earnings and headline earnings per basic and dilute common share.

Management believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating Textainer’s operating performance, as we intend to hold derivative instruments until maturity and any unrealized gain or loss on derivative instruments is a non-cash, non-operating item. Management considers adjusted EBITDA a widely used industry measure and useful in evaluating Textainer’s ability to fund growth and service long-term debt and other fixed obligations. Headline earnings is reported as a requirement of Textainer’s listing on the JSE. Headline earnings and headline earnings per basic and dilute common share are calculated from net income (loss) which has been determined based on GAAP.

Reconciliations of these non-GAAP measures to the most directly comparable GAAP measures are included in the tables below for the three and six months ended June 30, 2020 and 2019 and for the three months ended March 31, 2020.

Non-GAAP measures are not financial measures calculated in accordance with GAAP and are presented solely as supplemental disclosures. Non-GAAP measures have limitations as analytical tools, and should not be relied in isolation, or as a substitute to net income (loss), income from operations, cash flows from operating activities, or any other performance measures derived in accordance with GAAP. Some of these limitations are:

•	They do not reflect cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•	They do not reflect changes in, or cash requirements for, working capital needs;
•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on debt;
•

Although depreciation expense and container impairment are a non-cash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and
•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended,			Six Months Ended
	June 30, 2020	March 31, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	(Dollars in thousands)			(Dollars in thousands)
	(Unaudited)			(Unaudited)
Reconciliation of adjusted net income:
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$15,989	$(4,379)	$314	$11,610	$17,364
Adjustments:
Write-off of unamortized deferred debt issuance costs	—	122	—	122	—
Unrealized (gain) loss on derivative instruments, net	(1,342)	14,937	10,099	13,595	15,837
Gain on insurance recovery and legal settlement	—	—	(841)	—	(841)
Impact of reconciling items on income tax expense (benefit)	13	(150)	(89)	(137)	(146)
Impact of reconciling items attributable to the noncontrolling interest	134	(828)	(477)	(694)	(765)
Adjusted net income	$14,794	$9,702	$9,006	$24,496	$31,449

Adjusted net income per diluted common share	$0.28	$0.17	$0.16	$0.44	$0.55

	Three Months Ended,			Six Months Ended
	June 30, 2020	March 31, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	(Dollars in thousands)			(Dollars in thousands)
	(Unaudited)			(Unaudited)
Reconciliation of adjusted EBITDA:
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$15,989	$(4,379)	$314	$11,610	$17,364
Adjustments:
Interest income	(56)	(400)	(729)	(456)	(1,367)
Interest expense	30,022	36,112	38,213	66,134	75,729
Write-off of unamortized deferred debt issuance costs	—	122	—	122	—
Realized loss (gain) on derivative instruments, net	3,267	1,526	(1,095)	4,793	(2,539)
Unrealized (gain) loss on derivative instruments, net	(1,342)	14,937	10,099	13,595	15,837
Gain on insurance recovery and legal settlement	—	—	(841)	—	(841)
Income tax expense (benefit)	1,074	(833)	(221)	241	152
Net income (loss) attributable to the noncontrolling interest	308	(729)	(663)	(421)	(558)
Depreciation expense	63,848	66,834	64,135	130,682	126,599
Container (recovery) write-off from lessee default, net	(1,557)	(1)	8,450	(1,558)	7,730
Amortization expense	557	564	493	1,121	1,095
Impact of reconciling items attributable to the noncontrolling interest (a)	(2,133)	(3,314)	(3,410)	(5,447)	(6,327)
Adjusted EBITDA (a)	$109,977	$110,439	$114,745	$220,416	$232,874

(a) Adjusted EBITDA for the three months ended March 31, 2020 has been restated to reflect an immaterial adjustment due to correction on impact of reconciling items attributable to the noncontrolling interest.

	Three Months Ended			Six Months Ended
	June 30, 2020	March 31, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	(Dollars in thousands)			(Dollars in thousands)
	(Unaudited)			(Unaudited)
Reconciliation of headline earnings:
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$15,989	$(4,379)	$314	$11,610	$17,364
Adjustments:
Container impairment	1,197	4,586	10,918	5,783	11,718
Gain on insurance recovery and legal settlement	—	—	(841)	—	(841)
Impact of reconciling items on income tax benefit	(12)	(46)	(98)	(58)	(106)
Impact of reconciling items attributable to the noncontrolling interest	(43)	(115)	(293)	(158)	(325)
Headline earnings	$17,131	$46	$10,000	$17,177	$27,810

Headline earnings per basic common share	$0.32	$-	$0.17	$0.31	$0.48
Headline earnings per diluted common share	$0.32	$-	$0.17	$0.31	$0.48

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2020

Textainer Group Holdings Limited

/s/ OLIVIER GHESQUIERE
Olivier Ghesquiere
President and Chief Executive Officer